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                                                                      EXHIBIT 13



                                                                October 23, 1996

This document sets forth, as required by Rule 6E-3(T)(b)(12)(iii), the administrative procedures that will be followed by the Travelers Insurance Company (TIC) in connection with the issuance of its modified single premium Variable Life insurance contract, the transfer of assets held thereunder, and the redemption by Policyowners of their interest in the contracts. The document also describes the method that TIC will use in adjusting the payment and cash values when a Contract is exchanged for a fixed benefit insurance policy, as required by Rule 6E- 3(T)(b)(13)(v)(B).



                       Transfer and Redemption Procedures

I. PURCHASE AND RELATED TRANSACTIONS

    A.   Premium Schedules and Underwriting Standards

         This Contract is a modified single premium contract. The Initial Premium purchases a Death Benefit equal to the Policy's Stated Amount if Option 1 is selected, and Stated Amount plus Cash Value if Option 2 is selected. The relationship between the Initial Premium and the Stated Amount depends on the age, sex (where permitted by state law), and underwriting class of the insured. Generally, the same Initial Premium will purchase a higher Stated Amount for a younger insured than for an older insured. Likewise, the same Initial Premium will purchase a slightly higher Stated Amount for a female insured than for a male insured of the same age. Also, the same Initial Premium will purchase a higher Stated Amount for a standard insured than for a substandard insured.

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         Although the Policy can operate as a single premium policy, Additional
         Premium Payments may be made under certain circumstances. The circumstances under which Additional Premium Payments can be made under the Policy are as follows:

         1) Increases in Stated Amount- The policy owner may request an increase in Stated Amount at any time. The Company will require the policy owner to make an Additional Premium Payment in order for the increase to become effective.

         2) To Prevent Lapse- If the Surrender Value on any Deduction Day is insufficient to cover the Monthly Deduction Amount due on that day, then in order to prevent lapse, the policy owner must make a payment during the Grace Period sufficient to cover the Monthly Deduction Amount.

         3) At Policy Owner's Discretion- Additional Premium Payments may be made at the policyholder's discretion so long as the payment plus the total of all premiums previously paid does not exceed the maximum premiums limitation derived from the guideline premium test for life insurance prescribed by the Internal Revenue Code. Because of the test, the maximum premiums limitation will ordinarily equal the Initial Premium for a number of years after the policy has been issued. Therefore, discretionary Additional Premium Payments normally will not be permitted during the early years of the Policy.



         Any Additional Premium Payments made under the Policy may be subject to new evidence of insurability. The Contract will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Contract owners, but recognize that premiums must be based upon factors such as age, health, or occupation.





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    B.   Application and Initial Premium Processing

         Upon receipt of a completed application, the Travelers will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A contract will not be issued until this underwriting procedure has been completed.



         Insurance coverage under a Policy will begin only after the Applicant has satisfied all outstanding underwriting delivery requirements, and after the Company has received the Initial Premium Payment. The Policy Date is the date used to determine all future cyclical transactions on the Policy, e.g., Deduction Dates, Policy Months, and Policy Years. The Policy Date may be prior to, or the same date as, the date on which the Policy is issued (the "Issue Date").

    C.   Premium Allocation

         When the Policy is issued, the Cash Value will be allocated to the Cash Income Trust Investment Option until the expiration of the Right to Cancel Period. At the end of the Right to Cancel Period, shares of the Underlying Investment Options will be purchased at net asset value, and the Cash Values in the Cash Income Trust will be allocated (in whole percentages of 5% or more) among the Investment Options selected on the Application.



    D.   Contract Loans

         A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 90% of the Policy's Cash Surrender Value (determined on the day on which the Company receives the written loan request). No loan request may be made for amounts less than $500.
         If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new request. The Company will charge interest on the outstanding amounts of the loan. Interest must be paid in advance by the Policy Owner.





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         Loans are considered to be loans on the Policy Owner's Earnings first.
         Once all of the earnings have been loaned out, loans are considered to be loans of premium. During the first ten Policy Years, the Loan Interest Rate on the portion of loan comprised of Earnings is 5.65%. During policy years eleven and thereafter, the current Loan Interest Rate on the Earnings is 3.85% and is guaranteed to never be greater than 5.65%. For all Policy Years, the Loan Interest Rate on the portion of the loan comprised of Premium is 5.65%.



         The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise) to the Loan Account, which is part of the Company's general account. The Loan Account is credited with a fixed annual rate of interest set forth in the policy which does not vary with the performance of the Underlying Investment Options. When loan repayments are made, the amount of the repayment will be deducted from the Loan Account and will be reallocated based upon premium allocation percentages among the Investment Options applicable to the Policy (unless the Policy Owner states otherwise). The Company will make the loan to the Policy Owner within seven days after receipt of the written loan request.



         An outstanding loan amount decreases the Cash Surrender Value. If a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Policy to lapse. In addition, the Death Benefit actually payable would be decreased because of the outstanding loan. Furthermore, even if the loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since the Policy Owner was not credited with the investment experience of an Underlying Investment Option on the amount in the Loan Account while the loan was outstanding. All or any part of a loan secured by a Policy may be repaid while the Policy is still in effect.





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    E.   Reinstatement

         If the Policy lapses, the Policy owner may reinstate the Contract on payment of the reinstatement premium, (and any applicable charges) shown in the Contract. A request for reinstatement may be made at any time within three years of lapse (five years for policies issued in Missouri). The premium on reinstatement is at least equal to the Monthly Deduction Amount, calculated as of the Deduction Date next following receipt of premium. The Cash Value of the Policy on reinstatement will be equal to the premium paid in conjunction with the reinstatement. In addition, TIC reserves the right to require satisfactory evidence of insurability.



    F.   Transfer of Cash Value

         As long as the Policy remains in effect, the Policy Owner may transfer all or a portion of the Cash Value (less the Loan Account) among any of the Investment Options. Although there are currently no charges, penalties or restrictions on the amount or frequency of transfers, the Company reserves the right to limit the number of transfers to no more than four in any Policy Year, and to charge a reasonable fee for any transfer request in excess of four.



    G.   Misstatement as to Sex and Age

         If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Contract would have provided with the correct information.



II. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

    A.   Surrender for Cash Value

         As long as the Contract is in effect, a Contract Owner may elect to surrender the Contract and receive its Cash Surrender Value, or Cash Value less any outstanding policy loan less any applicable Surrender Charges.





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         Upon full or partial surrender, the Travelers will generally pay the
         Cash Surrender Value of the Contract within seven days of receipt of the written request or on the date requested by the Contract owner, if later. The Cash Surrender Value for partial surrenders will be equal to the net amount requested to be surrendered minus any applicable surrender charges. There will be no charge for partial surrenders on Earnings (calculated on the date of policyholder request) up to a cumulative amount, in any one Policy Year, of 10% of the Cash Value (calculated on the first Valuation Date of the year in which the surrender is requested). The deduction from Cash Value for a partial surrender will be made on a pro rata basis against the Cash Value of each of the Investment Options attributable to the policy, unless the Contract owner states otherwise in writing. In addition to reducing the Cash Value of the policy, partial cash surrenders will reduce the death benefit payable under the policy.



    B.   Benefit Claims

         As long as the Policy remains in force, the Policy provides a Death Benefit upon the death of the insured. The death benefit proceeds will be paid to a named Beneficiary. The amount of the death benefit proceeds will be determined on the date on which the Insured's death occurred. The death benefit proceeds may be paid in a lump sum or under any optional payment plan. In determining the proceeds payable, the Death Benefit provided by the Policy will be reduced by any outstanding charges, fees, and policy loans. The proceeds will be paid within seven days after the Company receives due proof of death.





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         The Policy provides for two death benefit options.  Under Option 1
         (the Level Option) the Death Benefit will be equal to the Policy's Stated Amount or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 (the Variable Option), the Death Benefit will be equal to the Policy's Stated Amount plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured. The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance contract under the current federal tax law. Under that law, the Minimum Amount Insured is equal to a stated percentage of the Cash Value of the Policy determined daily. The percentages differ according to the attained age of the insured. The Minimum Amount Insured will be set forth in the Policy and may change as federal income tax laws or regulations change.



         A Policy Owner may request in writing that the Stated Amount of the Policy be increased or decreased provided that the Stated Amount after any decrease may not be less than the minimum amount of $10,000. A decrease in the Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner.



         For increases in the Stated Amount, the Company may require a new application and evidence of insurability as well as an additional Premium Payment. The effective date of any increase will be as shown on the new Policy Summary which the Company will send to the Policy Owner. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Policy Owner. There is no additional charge for a decrease in Stated Amount.



         A Policy Owner may change the Death Benefit option at any time prior to the Insured's death by sending a written request to the Company. There is no direct consequence of changing a Death Benefit option, except as described in the prospectus under "Tax Consequences of Modified





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         Endowment Contracts".  However, the change could affect future value of the Coverage Amount, and with some Option 2 to Option 1 changes involving substantially funded Policies, there may be a cash distribution which is included in the gross income of the Policy Owner. Consequently, the cost of insurance charge which is based on the Coverage Amount may be different in the future. If the change is from Option 2 to Option 1, the Stated Amount of the Policy will be increased by the Cash Value (determined on the day the Company receives the written change request or on the date the change is requested to become effective, if later). If the change is from Option 1 to Option 2, the Stated Amount of the Policy will be decreased by the Cash Value (determined on the date the Company receives the written change request) so that the Death Benefit payable under Option 2 at the time of the change will equal that which would have been payable under Option 1. No change from Option 1 to Option 2 will be permitted if the change results in a Stated Amount of less than the minimum amount of $10,000.



         If the Insured is living on the Maturity Date (the anniversary of the Policy Date on which the Insured is age 100), the Company will pay the Policy Owner the Cash Value of the Policy, less any outstanding policy loan, amounts payable to an assignee under a collateral assignment of the Policy, or Deduction Amount due and unpaid. The Policy Owner must surrender the Policy to the Company before such payment can be made, at which point the Policy will terminate and the Company will have no further obligations under the Policy.



    C.   Lapse

         The Policy will remain in effect until the Cash Surrender Value of the Policy is insufficient to cover the Monthly Deduction Amount. If such event occurs, the Company will give written notice to the Policy Owner indicating that if the amount shown in the notice (which will be sufficient to cover the Deduction Amount due) is not paid within 61 days (the "Late Period"), the Policy will lapse. The Policy will continue through the Late Period, but if not payment is





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         forthcoming, it will terminate without value at the end of the Late
         Period. If the person insured under the Policy dies during the Grace Period, the Death Benefit payable under the Policy will be reduced by the Monthly Deduction Amount due plus the amount of any outstanding loan. If the Policy lapses, the Policy Owner may reinstate the Policy upon payment of the reinstatement premium (and any applicable charges) shown in the Policy. A request for reinstatement may be made at any time within three years of lapse (five years for policies issued in Missouri). The Cash Value of the Policy upon reinstatement will be equal to the premium paid in conjunction with the reinstatement. In addition, the Company reserves the right to require satisfactory evidence of insurability.

    D.   Contract Loans

         See Purchase and Related Transactions- Contract Loans.

    E.   Transfers

         See Purchase and Related Transactions- Transfer of Cash Value



III. CASH ADJUSTMENT UPON EXCHANGE OF CONTRACT

         Once the Policy is in effect, it may be exchanged at any time during the first 24 months after its issuance for a general account life insurance policy issued by the Company (or an affiliated company) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Policy Owner has the right to select the same Death Benefit or Net Amount at Risk as the former Policy. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding policy loan must be repaid before the Company will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two policies.



         MAHIR DUGENTAS
         ------------------------
         Mahir Dugentas, A.S.A.

         Director of Life Pricing





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